Contact

www.linkedin.com/in/ambassador-john-bohn-a2590110 (LinkedIn)

## Top Skills

Mergers

Mergers & Acquisitions

Strategy

# Ambassador John Bohn

Senior Advisor: Water Industry; government regulation/collaboration; corporate governance; startup development/finance

San Francisco, California, United States

## Summary

Broad experience in high level governmental support for and regulation of private industry at state, federal, and international level. U.S Capital markets; economic development in emerging markets; Water, and energy issues, with special focus on renewables and the environment;

Currently: Director, National Endowment for Democracy, Budget and Audit Committee;

Special advisor, Rule of Law Institute, American Bar Assn.

Leadership Board, Center for Capital Markets Competitiveness, U.S. Chamber of Commerce

Advisory Committee, Yale Institute of Corporate Governance and Performance

Specialties: corporate governance and board issues, including restructuring; strategy and corporate development; renewables policy and finance.

## Experience

### Cadiz Inc.

Director

2018 - Present (5 years)

Greater Los Angeles Area

### Deepwater Desal, LLC

Chief Strategy Officer

2013 - Present (10 years)

Monterey California

### Water Asset Management, LLC

Partner, Water Asset Managment and Chairman of the Investment Committee, Water Property Investors

2014 - Present (9 years)

Greater New York City Area

### Globalnet Partners, LLC
Executive Chairman
January 2010 - Present (13 years 6 months)
San Francisco Bay Area

### Renewable Energy Trust Capital, inc
Chairman, CEO, and Co-founder
2011 - November 2016 (5 years)
San Francisco Bay Area

Purchase and operation of solar and wind farms by providing lower cost of capital.

### Electric Power Research Institute
Director
2011 - 2015 (4 years)
Palo Alto, Ca.

Outside director and member, Governance Committee; Usual board responsibilities including review of research priorities and policies, management performance

### National Endowment for Democracy
Director
2004 - 2014 (10 years)
Washington D.C. Metro Area

Evaluate and approve proposals for providing financial support to pro-democracy and rule of law groups in various countries and across various disciplines.  Provide appropriate corporate governance processes to management for operation and reporting activities and financial position. Member of Audit Committee.  Former Chairman, Center for International Private Enterprise, a sub-group of NED focusing on support for private sector commercial enterprises and promotion of capital markets.

### California Public Utilities Commission
Commissioner
May 2005 - December 2010 (5 years 8 months)
San Francisco

Commission regulates the gas, electric, and private water utilities in California. Particular focus on renewables, solar, wind, etc. and the finance and procurement process to move toward state goal of 20% of generation from

renewables by 2010 during my tenure; Another focus was small business and new technologies. Today focus on finance and safety.

Chematch.com
Executive Chairman
July 1997 - June 2001 (4 years)

Executive Chairman; managed Board; recruited staff; roadshows for fundraising; part of team that raised over $50 for start up investment; negotiated acquisition of trading platform.

Moody's
President and CEO
1989 - April 1996 (7 years)

Credit rating and financial information

U.S. Export-Import Bank
Chairman, President and CEO
1984 - July 1989 (5 years)

Financed U.S. exports of goods and services throughout the world, doing about 4-6 billion dollars a year in loans and guarantees.

Asian Development Bank
U.S. Ambassador and Executive Director
1981 - 1984 (3 years)

Represented United States as an Executive Director; developed credit and lending policies; evaluated and approved loans to various Asian countries and oversaw implementation of programs of ADB; Conducted negotiations with various member countries; Led missions to various countries; represented US private sector interests on procurement and policy issues; member of pension investment committee;

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# Education

Harvard Law School
JD, Law; public policy · (1960 - 1963)

London School of Economics and Political Science
Fulbright Fellow, Law · (1959 - 1960)

Stanford University

AB with honors, Political Science, history, language · (1955 - 1959)